02044181

5/31/02

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of May, 2002

Total number of pages : 48
The exhibit index is located on page 2.

Mitsui Sumitomo Insurance Company, Limited
(Translation of registrant's name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: June 3, 2002

By: Kazuhiko Yaguchi

Kazuhiko Yaguchi
General Manager ,
Shareholder Relations & Legal Dept.

[1.Translation in English]

May 20, 2002

To whom it may concern:

Name of the Company:	Mitsui Sumitomo Insurance Company, Limited (the "Company")
Name of Representative:	Hiroyuki Uemura, President and Director (Securities Code No. 8752)

NOTICE REGARDING THE ACQUISITION OF THE COMPANY'S TREASURY STOCK

(Acquisition of treasury stock of the Company pursuant to Article 210 of the Commercial Code of Japan)

You are hereby notified that the Company resolved the acquisition of treasury stock at the meeting of the Board of Directors of the Company held on May 20, 2002.

Particulars

1. Reason for Acquisition:
   To enable the Company to implement active and flexible capital policies

2. Contents of Acquisition:
   (1) Types of shares to be acquired: Shares of common stock of the Company
   (2) Total number of shares to be acquired:
   8,000,000 shares (Maximum)
   (3) Aggregate amount of the acquisition cost:
   ¥6,500,000,000 (Maximum)

(Note) The contents stated above will be subject to the approval of the item "Acquisition of treasury stock" at the Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2002.

- End -

Any inquiry relating hereto should be made to:
Mitsui Sumitomo Insurance Company, Limited
Toru Hasegawa, Manager, Shareholder Relations Section
Shareholder Relations & Legal Dept.
Tel: (03)3297-4694
Takuya Yoda, Manager, Corporate Communications Section
Corporate Communications Dept.
Tel: (03)3297-6705

[2.Translation in English]

Notice: This is a translation of a notice in Japanese solely for the convenience of foreign shareholders.

June 3, 2002

To Shareholders:

Notice of Convocation of the 85th
Ordinary General Meeting of Shareholders

Dear Sirs:

You are hereby notified that the 85th Ordinary General Meeting of Shareholders of the Company will be held as stated below so that you are respectfully requested to attend the meeting.

You are requested, in the event of your inability to attend the aforesaid meeting, to study the Reference Document below and to indicate on the Voting Right Exercise Form enclosed herewith your approval or disapproval of each of the items on the agenda and to return to us the said form after affixing thereto your seal since you are authorized to exercise your voting right by submission of the document.

Yours faithfully,

Mitsui Sumitomo Insurance Co., Ltd.
(the "Company")
27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo

By: Hiroyuki Uemura
President and Representative Director

Particulars

1. Date and Time: 10:00 a.m. on June 27, 2002 (Thursday)

2. Place: The office of the Company located at 9, Kanda Surugadai 3-chome, Chiyoda-ku, Tokyo

3. Purposes of the Meeting:

Matters to be reported:

Business Report, Balance Sheet and Income Statement for the 85th business year (from April 1, 2001 to March 31, 2002)

Matters to be resolved:

First Item:

Approval of Proposal for Profit Appropriation for the 85th business year

Second Item:

Acquisition of treasury stock

The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Right" below (from Page 32 in the English translation).

Third Item:

Partial amendments to the Articles of Incorporation

The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Right" below (from Page 32 to page 35 in the English translation).

Fourth Item:

Election of sixteen (16) Directors

Fifth Item:

Election of two (2) Corporate Auditors

Sixth Item:

Presentation of retirement grants to retiring Directors and Corporate Auditors for their services

- End -

When you attend the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the place of meeting.

00119 5,000 2001.10 (新)

[Translation]

ATTACHED DOCUMENTS

Attached Document (1)

BUSINESS REPORT

(From: April 1, 2001
To: March 31, 2002)

1. Summary of operations and results thereof:

First, we report to you regarding the Company's merger with The Sumitomo Marine and Fire Insurance Co., Ltd.

The Company merged on an equal basis with The Sumitomo Marine and Fire Insurance Co., Ltd. as of October 1, 2001 and made a new start as "Mitsui Sumitomo Insurance Co., Ltd.".

Legally, Mitsui Marine is the surviving company and Sumitomo Marine was dissolved. Accordingly, the operating results during the business year under review are a combination of the results during the first half business year of Mitsui Marine and the results during the second half business year of Mitsui Sumitomo Insurance, and thus no comparison is rendered with the previous business year. In addition, for your reference, we give as described below the principal operating indicators that are simply the combination of the results of the Company and those of Sumitomo Marine during the first half business year.

During the business year under review, the Japanese economy continued to recede as a whole, reflecting decreased corporate income due to a drop in exports owing to the slowdown of the global economy and also continuously decreased private capital investments, as well as continuing weak personal consumption due to the severe employment and earning environments.

In the non-life insurance industry, net premiums showed slower growth reflecting sluggish business conditions and falling premium rates, payment of reinsurance money increased as a result of the terrorist attacks which occurred in the United States in September 2001, and also, interest and dividends received decreased due to the continuing low level of interest rates, and accordingly, revenues remained in a severe condition. In addition, amid more intensified competition, including successive mergers of companies, the commencement of insurance sales at bank counters, and cross entry by life insurance companies and non-life insurance companies into third areas such as medical insurance, etc., the business environment of this industry has greatly changed.

Under these business conditions, from April 2001, the Company began active business activities with the same basic management plans as those of Sumitomo Marine, called "MS WAVE", for realizing managerial ideas of the new company as described below;

Through our insurance and financial services businesses, we commit ourselves to the following:

- ○ Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society.
- ○ Providing the finest products and services, and realizing customer satisfaction.
- ○ Continuously improving our business, thereby meeting our stockholders' expectations and earning their trust.

In the sales system, the Company has arranged the best domestic sales network in the industry, consisting of 20 divisions in Japan, 126 departments and branch offices, 708 sub-branch offices and about 86,000 agents following the merger. Also, the Company made every effort to make agents who are able to precisely respond to customers' various requests available and would be selected by customers by reinforcing supports and guidance provided to operating agents.

With respect to insurance products and services, the Company began sales of its new products such as "*MOST*", a new Automobile Insurance with a broader coverage and supplementary completed services, "*Home Pikaichi*", the highest-class Fire Insurance for homeowners, and "*Business Guard*", a Fire Insurance with full coverage for all risks for medium and small corporations, etc. In addition, the Company made every effort to provide high quality products and services which would carefully correspond to customers' requests through the development of Cancer Insurance with a Maturity Refund and Individual Accident and Medical Insurance after the admission of cross entry by life insurance companies and non-life insurance companies into third sector of insurance area such as Medical Insurance.

For the claims handling system, the Company established the leading service network in the industry following the merger and also exerted itself to improve its customer services including handling of accidents during nights and holidays, by expanding "*Anshin-Station*" (Telephone Claims Handling Center), a call-center type claims survey base enabling to respond to customer with respect to accidents, 24 hours a day, 365 days a year. Further, the Company endeavored to make more speedy payment of insurance money by developing "WITH", a new automobile accident claims service system that is the most innovative in the industry.

Overseas, the Company promoted its business activities taking into account local market characteristics and placing emphasis on profitability. Above all, in Asian areas with possible future growth, the Company made efforts to further reinforce its operating system by setting up a Shanghai branch office in China and also by realizing the merger of the Company's affiliated local company with a major non-life insurance company in the Philippines.

With respect to IT (Information Technology) strategies, the Company made efforts to expand the personal computer network connecting agents and the Company known as "MS1 for Agency" for further efficiency of the agency business and also promoted strategic use of information technology through reinforced insurance sales and service provision via the Internet.

In the area of asset management, in addition to investment in mainly the domestic bonds such as corporate bonds, etc., the Company increased its investments in the foreign securities in order to improve investment income. At the same time, the Company endeavored to secure stable income with an emphasis on stability and liquidity by decreasing its shareholding in order to reduce price fluctuation risk and also by precisely responding to higher credit risk, as a part of risk management.

In respect of financial services, the Company sold non-life insurance products specialized for defined-contribution pension systems at the time when such systems commenced and it also devoted itself to provision of financial guaranty for liquidating debts and to sales promotion of weather derivatives which would mitigate the financial risks of entrepreneurs resulting from weather changes. Further, the Company reported favorable sales of "*New China Fund*", an investment trust product developed by "MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd.", its subsidiary.

In terms of the life insurance business, the Company's subsidiary, "Mitsui Sumitomo Kirameki Life Insurance Co., Ltd.", has continued to conduct aggressive business activities. In addition, the Company agreed upon the establishment of a joint-venture life insurance company in Japan with Citi Insurance International Holdings Inc. in the area of variable annuities.

00119 5,000 2001.10 (新)

Furthermore, in November 2001, the Company entered into the Basic Agreement concerning business tie-up including mutual cooperation regarding sales networks, reorganization of the asset management business and integration of Mitsui Seimei General Insurance Co., Ltd. into the Company, with each of Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Sumitomo Mitsui Banking Corporation in order to further strengthen its insurance business and secure competitive power under the new framework of the Mitsui Sumitomo Group.

As a result of the merger with Sumitomo Marine as well as the implementation of the above measures and efforts to expand business, underwriting income, investment income and other ordinary income for the year under review amounted to ¥1,284.9 billion, ¥75.2 billion and ¥3.1 billion, respectively; ordinary income for the business year under review was ¥1,363.2 billion.

In regards to expenses, underwriting expenses, investment expenses, operating expenses, general and administrative expenses, and other ordinary expenses for the year under review amounted to ¥1,110.2 billion, ¥22.4 billion, ¥178.4 billion and ¥2.2 billion, respectively; ordinary expenses for the business year under review was ¥1,313.4 billion.

Consequently, ordinary profit amounted to ¥49.8 billion. After adding extraordinary income, deducting extraordinary losses and deducting income taxes and adjustments, etc., net income for the year amounted to ¥16.44 billion.

SUMMARY OF UNDERWRITING

In regards to underwriting income, net premiums written amounted to ¥889.3 billion. While net claims paid as underwriting expenses amounted to ¥481.6 billion, the net loss ratio was 59.1%.

Operating expenses and general and administrative expenses in underwriting amounted to ¥167.4 billion, reflecting the Company's efforts to implement further cost management than ever before and to reduce ordinary expenses to suitably cope with worsened income environments following liberalization of the industry, and the net operating expense ratio represented 36.4 %.

After adding investment income on deposits by policyholders, etc. and other items to the underwriting balance, and deducting from the same provisions for maturity refunds, outstanding claims, provisions for underwriting reserve and other items, underwriting profit amounted to ¥7.7 billion.

SUMMARY OF EACH LINE OF INSURANCE BUSINESS

Fire Insurance

While the Company continued active sales activities focused on a highest-class insurance product for homeowners, "*Home Pikaichi*", and an insurance product for medium or small corporations, "*Business Guard*", net premiums written on Fire Insurance as a whole amounted to ¥117.0 billion reflecting the effects caused by the reduction in private capital investment and a decrease in the number of new houses being built, etc. The net loss ratio was 33.9% due to a decrease in insurance money paid owing to natural disasters.

Marine Insurance

Both Hull Insurance and Cargo Insurance recorded an increase in income reflecting effects of the weaker yen, etc. As a result, net premiums written on Marine Insurance as a whole increased to ¥39.1 billion. The net loss ratio was 57.3 %.

Personal Accident Insurance

Since sales of Overseas Travel Accident Insurance were affected by decrease in the number of overseas travelers following the terrorist attacks in the United States and also sales of Personal Accident Insurance with a Maturity Refund showed slower progress in the continued lower interest rate environment, net premiums written on Personal Accident Insurance as a whole decreased to ¥92.9 billion. The net loss ratio was 44.7%.

Automobile Insurance

While the Company continued to promote positive sales activities with an emphasis on a new product, "*MOST*", net premiums written increased to ¥443.5 billion. The net loss ratio was 64.3% due to the Company's efforts to strengthen risk management services, etc. irrespective of an increase in automobile theft cases.

Compulsory Automobile Liability Insurance

The Company made every effort to continuously expand its sales network and to acquire new insurance contracts against decreased new car sales. As a result, net premiums written amounted to ¥69.2 billion. The net loss ratio was 76.2%.

Miscellaneous Insurance

Since the Company registered a favorable increase in General Liability Insurance, Guaranty and Credit Insurance and Aviation Insurance, net premiums written on all other insurance amounted to ¥127.3 billion. The net loss ratio was 66.0%.

SUMMARY OF INVESTMENT ACTIVITIES

The total assets of the Company at the end of the business year under review amounted to ¥6,897.7 billion. Investment assets, including securities and loans, amounted to ¥5,986.7 billion.

While interest and dividends received amounted to ¥91.5 billion owing to the prolonged low interest rates in Japan, and also reflecting lower growth of investment assets, investment income, after the deduction of investment income allocable to maturity refunds, etc. for Insurance with a Maturity Refund, amounted to ¥75.2 billion. On the other hand, investment expenses amounted to ¥22.4 billion due to a loss from devaluation of securities caused by the sluggish stock market in Japan.

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

For the future Japanese economy, while there were some signs of recovery at the end of the year under review owing to the bottoming out of exports due to economic recovery in the United States and Asian countries, we expect that it will take more time for the economy to recover because of continued sluggish private capital investment and personal consumption due to bad debt issues and severe employment conditions, etc.

In the non-life insurance industry, in the midst of further severe operating environments including reductions of the reinsurance market after the terrorist attacks in the United States, following a sharp rise in reinsurance premium rates thereto, revealed investment risks due to the sluggish stock markets, etc., it seems that competition in the industry will become more intensified and moves to business tie-up or reorganization will be accelerated across the border or beyond business segments.

Under these circumstances, the Company intends to promote highest quality risk solution business by producing the maximum benefits from the merger through expanded scale and improved business efficiency and also by positively utilizing managerial resources.

00119 5,000 2001.10 (新)

In accordance with the second-year basic management plans, "MS WAVE", the Company will seek rapid progress in its growing power and profitability by making every effort to provide products and services of the best quality, to step up its business system and claims handling service system, to execute more efficient business and to strengthen its ability to make investments. In addition, by means of promoting reinforced corporate governance, risk management, thoroughgoing compliance, active involvement in social contribution and environment problems, etc., the Company intends to devote itself to the realization of an insurance and financial group which will dynamically conduct financial service business and risk-related business, with an emphasis on non-life insurance business and life insurance business.

Accordingly, we would greatly appreciate your continued support and encouragement.

(Notes)

Figures in this report (including the tables appearing in this report) are calculated in the following manner:

(1) The portion of the amount of premiums, etc., and the number of shares, which respectively represent less than the relevant unit are discarded, and figures showing an increase or decrease ratio of net loss ratio, etc., are indicated to the first decimal point and rounded to the nearest one-tenth, with five one-hundredths or more considered to be a full tenth.

(2) Net loss ratio = (net claims paid + loss adjustment expense) / net premiums written.

(3) Net operating expense ratio = (commission and brokerage expenses + operating expenses and general and administrative expenses) / net premiums written.

(Reference) Accumulated principal management indicators

Accumulated figures of business results of the Company and Sumitomo Marine

	For the year ended March 31,		
Accounts	2001	2002 (Year under review)	Fluctuation (Increase/decrease)
	(Millions of yen)	(Millions of yen)	(Millions of yen)
Net premiums written	1,173,528	1,187,204	13,676
Fire Insurance	164,126	161,572	- 2,554
Marine Insurance	46,972	49,827	2,854
Personal Accident Insurance	130,779	124,225	- 6,553
Automobile Insurance	584,249	591,705	7,455
Compulsory Automobile Liability Insurance	87,717	90,513	2,796
Miscellaneous	159,683	169,361	9,677
	%	%	%
Net loss ratio	57.8	57.3	- 0.5
Fire Insurance	36.8	32.8	- 4.0
Marine Insurance	57.4	60.1	2.7
Personal Accident Insurance	44.6	44.2	- 0.4
Automobile Insurance	62.6	62.0	- 0.6
Compulsory Automobile Liability Insurance	76.3	74.4	- 1.9
Miscellaneous	62.9	63.9	1.0
Net operating expense ratio	36.9	36.0	- 0.9
	(Millions of yen)	(Millions of yen)	(Millions of yen)
Underwriting profit	3,345	10,228	6,883
Interest and dividends income	132,651	129,222	- 3,428
Ordinary profit	56,447	62,635	6,187
Net income	27,144	23,607	- 3,536
Investment assets	6,467,674	5,986,720	- 480,953
Total assets	7,263,123	6,897,755	- 365,367

00119 5,000 2001.10 (新)

(Note) Business results of The Sumitomo Marine and Fire Insurance Co., Ltd. represent the business results of the first six months of the business year under review for the business year under review and the one-year business results for the business year ended March 31, 2001.

Investment assets and total assets represent the accumulation of the balance as at the end of the year of The Sumitomo Marine and Fire Insurance Co., Ltd for the business year ended March 31, 2001.

00119 5,000 2001.10 (新)

2. Business results and summary of financial conditions:

(Millions of yen)

Items	For the year commencing April 1,			
	1998	1999	2000	2001 (Year under review)
Net premiums written	614,583	599,443	614,287	889,361
(Fire Insurance)	(78,388)	(79,026)	(81,700)	(117,068)
(Marine Insurance)	(31,174)	(27,170)	(27,224)	(39,187)
(Personal Accident Insurance)	(76,209)	(70,265)	(69,156)	(92,994)
(Automobile Insurance)	(301,935)	(296,982)	(304,376)	(443,536)
(Compulsory Automobile Liability Insurance)	(46,245)	(47,403)	(48,595)	(69,247)
(Miscellaneous)	(80,629)	(78,595)	(83,233)	(127,327)
Interest and dividends received	75,510	71,026	58,939	91,571
Underwriting profit (loss)	16,497	- 8,011	404	7,758
Ordinary profit	42,183	28,194	23,088	49,853
Net income	9,807	9,850	13,046	16,445
Net loss ratio	57.4%	60.6%	60.4%	59.1%
Net operating expense ratio	39.8%	40.0%	37.7%	36.4%
Investment assets	2,574,975	2,523,552	3,166,366	5,986,720
Total assets	2,873,218	2,957,064	3,713,926	6,897,755
Net income per share	¥12.45	¥12.58	¥17.01	¥14.74

(Notes)

1. Investment assets represents the total of deposits in banks, call loans, monetary claims bought, money trusts, securities, loans receivable, land and buildings.
2. Net income per share is calculated by dividing "net income for the year" by "the average of the total number of shares issued during the relevant year (based on the weighted average number of issued shares)"*.

* The average of the total number of shares issued during the relevant year amounted to 787,216 thousand for 1998, 782,656 thousand for 1999, 766,799 thousand for 2000, and 1,115,620 thousand for 2001, respectively.
The average number of shares issued is calculated by deducting the number of treasury stock for the business year under review.

3. Branches and agents:

Type of offices	End of the previous year	End of the year under review	Increase or decrease (-) in the year under review
Divisions	15	18	3
Branches	47	65	18
Sub-branches	124	244	120
Sales offices	72	41	- 31
Overseas branches	2	3	1
Overseas representative offices	49	57	8
Total	309	428	119
Agents	50,015	86,263	36,248
Overseas agents	13	22	9
Total	50,028	86,285	36,257

4. Employees:

Class of employees	End of the previous year	End of the year under review	Increase or decrease (-) in the year under review	As of the end of year under review		
				Average age	Average length of service (Year)	Average monthly salaries (Thousand)
Employees	7,057	14,102	7,045	37.8	11.3	¥449
Sales persons	--	--	--	--	--	--

(Notes)

1. The number of employees excludes Directors who are also employees of the Company, Executive Officer, employees in long-term absence and temporary employees.
2. The average monthly wage is the amount of average wage including overtime wage as at March 2002, and bonus is not included.
3. The average age and average length of service indicate to the first decimal point disregarding the second decimal.

5. Common Stock of the Company (as of March 31, 2002):

Total number of shares authorized to be issued by the Company: 3,000,000 thousand

Total number of shares issued: 1,479,894 thousand

Number of shareholders: 62,801

(Note) The total number of shares issued increased by 722,670,000 shares due to the issuance of new shares upon the merger with The Sumitomo Marine and Fire Insurance Company, Limited, and increased by 7,000 shares due to the conversion of convertible bonds during the term.

6. Principal shareholders (as of March 31, 2002):

Name of shareholder	Investment to the Company		Investment to the principal shareholders by the Company	
	Number of shares held (Thousand)	Percentage to total shares issued (%)	Number of shares held (Thousand)	Percentage to total shares issued (%)
The Chase Manhattan Bank, NA London	56,865	3.8	--	--
Euroclear Bank	45,103	3.0	--	--
State Street Bank & Trust Company	41,472	2.8	--	--
Japan Trustee Services Bank, Limited (Trust Account)	41,084	2.8	--	--
Sumitomo Mitsui Banking Corporation	38,781	2.6	60,200	1.1
The Chase Manhattan Bank, NA London, SL Omnibus Account	35,636	2.4	--	--
The Mitsubishi Trust and Banking Corporation (Trust Account)	33,064	2.2	--	--
Nippon Life Insurance Company	29,597	2.0	--	--
Sumitomo Corporation	26,413	1.8	39,010	3.7
UFJ Trust Bank Limited(Trust Account A)	22,713	1.5	--	--

(Notes) 1. With respect to the percentage to total shares issued in the investment to the principal shareholders by the Company is calculated excluding preferred shares without voting rights.

2. Of the 38,781,000 shares held by Sumitomo Mitsui Banking Corporation, 9,264,000 shares are held as trust assets consigned to The Sumitomo Trust and Banking Company, Limited. The share nominee is Japan Trustee Services Bank, Limited (The Sumitomo Trust and Banking Company, Limited, a portion of shares as trusted by another trustee and Sumitomo Mitsui Banking Corporation retirement benefit trust account). Sumitomo Mitsui Banking Corporation retains rights of instruction in regard to shareholder voting rights of the shares.

7. Acquisition, disposal and holding of treasury stock:

(1) Stock acquired:

① Treasury stock acquired pursuant to Section 4, Article 3 of the Supplement of "Law regarding the Partial Amendments, etc. to the Commercial Code of Japan" (Law No. 79, 2001):

Common stock:	18,895,000 shares
Total amount of acquisition value:	¥10,962,615 thousand

② Treasury stock acquired as a result of the merger:

Common stock:	13,493 shares
Total amount of acquisition value:	¥9,767 thousand

③ Treasury stock acquired as a result of buyback of the share constituting less than one unit of shares:

Common stock:	1,126,573 shares
Total amount of acquisition value:	¥709,279 thousand

(2) Stock disposed:

Common stock:	118,000 shares
Total amount incurred with disposal:	¥81,354 thousand

(3) Stock held at the end of business year:

Common stock:	19,921,884 shares

00119 5,000 2001.10 (新)

8. Directors and Corporate Auditors (as of March 31, 2002):

Name	Title	Position in Charge or Major Occupation
Takeo Inokuchi	Chairman & Representative Director	
Hiroyuki Uemura	President & Representative Director	
Mutsuo Hayashi	Executive Vice President & Representative Director	Overall assistance in Chairman & President, Coordination of Business & Claims Departments, Coordination of Life Insurance Business, Coordination of Compliance
Takashi Kawahara	Executive Vice President & Representative Director	Overall assistance in Chairman & President, Coordination of Corporate Departments & Overseas Departments, Internal Audit Dept.
Shutaro Kubo	Senior Managing Director	Accounting Dept., Financial Risk Management Dept. and in charge of Investor Relations
Sanpei Nozaki	Senior Managing Director	Information Technology Planning Dept., Network Systems Dept., Office Processing Dept.
Takazumi Kanai	Managing Director	General Manager of Tokyo Commercial Business Division 1st Overseas Departments, International Dept., North America Dept., Europe & Middle East Dept., Central & South America Dept., Tokyo Marketing & Administration Dept.
Yuji Nishiyama	Managing Director	General Manager of Financial Service Division In charge of Asset Management Business
Takashi Serizawa	Managing Director	General Manager of Tokyo Division Kanto Marketing & Administration Dept.
Atsushi Watamura	Managing Director	General Manager of Hokuriku Division Marketing & Sales Promotion Departments, Marketing & Sales Promotion Dept., Motor Channel Marketing Promotion Dept., e-Business Planning & Promotion Dept., Market Development Promotion Dept., Compliance Dept.
Yoshiaki Shin	Managing Director	Fire & Casualty Underwriting Dept., Marine Underwriting Dept., Personal Accident & Long Term Insurance Underwriting Dept., Reinsurance Dept., Fire & Casualty Claims Dept., Financial Institutions Business Promotion Dept., Marine Claims Dept., Corporate Communications Dept. and in charge of Business Planning
Ken Ebina	Managing Director	Human Resources Dept., Affiliated Business Development Dept., General Affairs Dept., Shareholder Relations & Legal Dept.
Tadao Iso	Managing Director	General Manager of Asia Division Automobile Underwriting Dept., Non-Marine Claims Administration Dept.
Kazuo Yamada	Managing Director	Corporate Planning Dept. (excluding duties of Investor Relations, Business Planning) In charge of Life Insurance Business
Yasuo Tsutsumi	Managing Director	Automobile Underwriting Dept.
Takashi Yamashita	Director	Deputy General Manager of Financial Service Division General Manager of Financial Business Dept.

Susumu Uchida	Director	General Manager of Human Resources Dept.
Hiromi Asano	Director	General Manager of Corporate Planning Dept.
Goro Gunji	Standing Corporate Auditor (Full-time)	
Kazuho Tanaka	Standing Corporate Auditor (Full-time)	
Satoru Ohno	Standing Corporate Auditor (Full-time)	
Kenichi Kamiya	Corporate Auditor	Standing Adviser of Sumitomo Mitsui Banking Corporation
Akira Nishioka	Corporate Auditor	President and Representative Director of The Sumishin Shinko Co., Ltd.
Keisuke Mizutani	Senior Managing Director & Representative Director	Retired on September 30, 2001
Shingo Imai	Senior Managing Director	Retired on September 30, 2001
Michio Isshi	Standing Corporate Auditor (Full-time)	Retired on September 30, 2001
Isamu Yamamoto	Corporate Auditor (Full-time)	Retired on September 30, 2001
Humio Yamamoto	Standing Corporate Auditor (Full-time)	Retired on December 10, 2001

(Notes)

1. Kenichi Kamiya and Akira Nishioka are outside Corporate Auditors prescribed in Section 1, Article 18 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.
2. The Company adopted executive officer system. Executive Officers as of March 31, 2002 are as follows:

Takeo Inokuchi	Chief Executive Officer (CEO):	
Hiroyuki Uemura	Chief Executive Officer (CEO)	
Mutsuo Hayashi	Vice President Executive Officer	Overall assistance in Chairman & President, Coordination of Business & Claims Departments, Coordination of Life Insurance Business, Coordination of Compliance
Takashi Kawahara	Vice President Executive Officer	Overall assistance in Chairman & President, Coordination of Corporate Departments & Overseas Departments, Internal Audit Dept.
Toshiro Yoda	Senior Executive Officer	General Manager of Nagoya Commercial Business Division Chubu Marketing & Administration Dept.
Takeshi Kurioka	Senior Executive Officer	General Manager of Osaka Commercial Business Division 2nd
Shutaro Kubo	Senior Executive Officer	Accounting Dept., Financial Risk Management Dept. and in charge of Investor Relations

Norio Kobayashi	Senior Executive Officer	General Manager of Tokyo Market Development Division Non-Marine Claims Administration Dept., Financial Institutions Business Promotion Dept., Anshin-Station Dept.
Sanpei Nozaki	Senior Executive Officer	Information Technology Planning Dept., Network Systems Dept., Office Processing Dept.
Masahiro Ishii	Managing Executive Officer	General Manager of Osaka Commercial Business Division 1st Kansai Marketing & Administration Dept., Kansai General Affairs Dept.
Takazumi Kanai	Managing Executive Officer	General Manager of Tokyo Commercial Business Division 1st Overseas Departments, International Dept., North America Dept., Europe & Middle East Dept., Central & South America Dept., Tokyo Marketing & Administration Dept.
Seiichiro Fujita	Managing Executive Officer	General Manager of Kanto & Koshinetsu Division
Hideaki Aida	Managing Executive Officer	General Manager of Tokyo Automobile Division Automobile Business Promotion Dept.
Yuji Nishiyama	Managing Executive Officer	General Manager of Financial Service Division In charge of Asset Management Business
Takashi Serizawa	Managing Executive Officer	General Manager of Tokyo Division Kanto Marketing & Administration Dept.
Atsushi Watamura	Managing Executive Officer	General Manager of Hokuriku Division Marketing & Sales Promotion Departments, Marketing & Sales Promotion Dept., Motor Channel Marketing Promotion Dept., e-Business Planning & Promotion Dept., Market Development Promotion Dept., Compliance Dept.
Yoshiaki Shin	Managing Executive Officer	Fire & Casualty Underwriting Dept., Marine Underwriting Dept., Personal Accident & Long Term Insurance Underwriting Dept., Reinsurance Dept., Fire & Casualty Claims Dept., Financial Institutions Business Promotion Dept., Marine Claims Dept., Corporate Communications Dept. and in charge of Business Planning
Kenichi Enami	Managing Executive Officer	General Manager of Tokyo Commercial Business Division 2nd Automobile Claims Dept.
Ken Ebina	Managing Executive Officer	Human Resources Dept., Affiliated Business Development Dept., General Affairs Dept., Shareholder Relations & Legal Dept.
Yoshihiko Mikuni	Managing Executive Officer	General Manager of Chugoku Division
Tadao Iso	Managing Executive Officer	General Manager of Asia Division Automobile Underwriting Dept., Non-Marine Claims Administration Dept.
Tetsuo Kondo	Managing Executive Officer	General Manager of Kanagawa & Shizuoka Division
Kazuo Yamada	Managing Executive Officer	Corporate Planning Dept. (excluding duties of Investor Relations, Business Planning) In charge of Life Insurance Business
Yasuo Tsutsumi	Managing Executive Officer	Automobile Underwriting Dept.

00119 5,000 2001.10 (新)

Masahiro Sakamoto	Executive Officer	General Manager of Chiba & Saitama Division
Hirotoshi Nakamura	Executive Officer	General Manager of Kansai Division 2nd
Takashi Yamashita	Executive Officer	Deputy General Manager of Financial Service Division General Manager of Financial Business Dept.
Yasuo Ogura	Executive Officer	General Manager of Chubu Division
Susumu Uchida	Executive Officer	General Manager of Human Resources Dept.
Nobuyuki Hidaka	Executive Officer	General Manager of Kyusyu Division
Koji Yoshida	Executive Officer	General Manager of North America Dept.
Hideo Obata	Executive Officer	General Manager of Tohoku Division
Toshihiro Nakagawa	Executive Officer	General Manager of Shikoku Division
Hiromi Asano	Executive Officer	General Manager of Corporate Planning Dept.
Tsutomu Nagamasa	Executive Officer	General Manager of Europe & Middle East Dept.
Kumio Ohisa	Executive Officer	General Manager of Gunma Branch, Kanto & Koshinetsu Division
Minoru Shoda	Executive Officer	General Manager of Hokkaido Division
Toshiaki Egashira	Executive Officer	General Manager of Fire & Casualty Underwriting Dept.
Hisatoshi Sato	Executive Officer	General Manager of Kansai Division 1st
Norio Misaka	Executive Officer	General Manager of Non-Marine Claims Administration Dept.

9. Parent company and subsidiaries, etc. (as of March 31, 2002):

(1) Parent company:

Not applicable.

00119 5,000 2001.10 (新)

(2) Subsidiaries, etc.

Name of company	Location	Principal business	Date of establishment	Paid-in capital	Investment to the company (%)	Others
Mitsui Sumitomo Kirameki Life Insurance Co., Ltd.	Chiyoda-ku, Tokyo	Life insurance business	Aug. 8, 1996	¥23,000 million	100.0	--
MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd.	Chuo-ku, Tokyo	Investment advisory business and securities investment trust management business	Apr. 23, 1986	¥1,900 million	100.0	--
Mitsui Sumitomo Insurance Capital Co., Ltd.	Chuo-ku, Tokyo	Venture capital business	Dec. 6, 1990	¥500 million	100.0	--
Mitsui Sumitomo Insurance Company (Europe) Limited	London, U.K.	Non-life insurance business	July 28, 1972	£30,600 thousand (¥5,809 million)	100.0	--
Mitsui Sumitomo Reinsurance, Limited	Dublin, Ireland	Non-life insurance business	Feb. 11, 1999	EUR20,000 thousand (¥2,322 million)	100.0	
Mitsui Sumitomo Insurance (Singapore) Pte. Ltd.	Singapore, Singapore	Non-life insurance business	Jan. 1, 1991	S$25,000 thousand (¥1,809 million)	100.0	--
M. M. Reinsurance Company, Limited	Hamilton, Bermuda	Non-life insurance business	Sep. 9, 1997	10,000 thousand Bermuda Dollar (¥1,332 million)	100.0	--
Mitsui Sumitomo Insurance Company (Hong Kong), Limited	Hong Kong, P.R.C.	Non-life insurance business; non-life insurance agency business	Feb. 13,1981	HK$60,000 thousand (¥1,024 million)	100.0	--
MSI Corporate Capital Ltd.	London, U.K.	Non-life insurance business	Jan. 7, 2000	£5,200 thousand (¥987 million)	100.0 (100.0)	
Sumitomo Marine & Fire Insurance Company of America	New York, U.S.A.	Non-life insurance business	Sep. 28, 2001	US$5,000 thousand (¥666 million)	100.0 (100.0)	--
Mitsui Marine & Fire Insurance Company of America	New York, U.S.A.	Non-life insurance business	Jan. 28, 1988	US$5,000 thousand (¥666 million)	100.0 (100.0)	--
P.T. Asuransi Mitsui Marine Indonesia	Djakarta, Indonesia	Non-life insurance business	Dec. 17,1975	Rp.40,000 million (¥548 million)	80.0	--
P.T. Asuransi Sumitomo Marine and Pool	Djakarta, Indonesia	Non-life insurance business	Oct. 30, 1990	Rp.15,000 million (¥205 million)	72.0	--
Mitsui Sumitomo Seguros S.A.	Sao Paulo, Brazil	Non-life insurance business	Dec. 15,1965	Brazilian Real 27,366 thousand (¥1,551 million)	71.3 (1.5)	--
Mitsui Sumitomo Insurance (Malaysia) Berhad	Kuala Lumpur, Malaysia	Non-life insurance business	Apr. 28,1979	MYR 106,000 thousand (¥3,717 million)	47.1	--

(Notes)

1. The above companies are the principal subsidiaries, etc. of the Company.
2. Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., MSI Corporate Capital Ltd., Mitsui Sumitomo Reinsurance, Limited, Sumitomo Marine & Fire Insurance Company of America and P.T. Asuransi Sumitomo Marine and Pool are newly stated as principal subsidiaries of the Company from the business year under review. Mitsui Mirai Life Insurance Co., Ltd. and Mitsui Marine International Ltd., which were stated for the previous business year, are not included in principal subsidiaries for the business year under review.
3. The below companies stated as principal subsidiaries, etc. of the Company from the previous business year under review changed the name of the companies.

Old corporate name	New corporate name
Mitsui Marine Asset Management Co., Ltd.	MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd.
Mitsui Marine Capital Co., Ltd.	Mitsui Sumitomo Insurance Capital Co., Ltd.
Mitsui Marine & Fire Insurance Company (Europe) Limited	Mitsui Sumitomo Insurance Company (Europe) Limited
Mitsui Marine & Fire Insurance (Asia) Pte. Limited	Mitsui Sumitomo Insurance (Singapore) Pte. Ltd.
Mitsui Marine & Fire Insurance (Hong Kong) Company, Limited	Mitsui Sumitomo Insurance Company (Hong Kong), Limited
Mitsui Marine and Kyoei Fire Seguros S.A.	Mitsui Sumitomo Seguros S.A.
Taisho Marine & Fire Insurance (Malaysia) Sdn. Berhad	Mitsui Sumitomo Insurance (Malaysia) Berhad

4. Ordinary Income of the 15 principal subsidiaries, etc. of the Company stated above (sales in case of companies other than insurance company) amounted to ¥178.8 billion and net income for the business year under review amounted to ¥0.7 billion.
5. The amounts in Japanese yen indicated in the parentheses of the columns for "paid-in capital" and those of overseas subsidiaries stated in Note 4. above, are translated at the exchange rates of the balance sheet date of the Company.
6. The figures in the parentheses of the investment to the company above represent the percentage of shares indirectly owned by the Company.

10. Any event materially affecting the conditions of the Company occurred after the balance sheet date:

Not applicable.

11. Any other event materially affecting the conditions of the Company:

Not applicable.

00119 5,000 2001.10 (新)

Attached Document (2)

BALANCE SHEET
(As of March 31, 2002)

(Millions of yen)

Item	Amount
(Assets)	
Cash deposits and savings:	342,694
Cash on hand	1,193
Deposits in banks	341,500
Monetary claims bought:	17,774
Money trusts:	38,416
Investments in securities:	4,556,189
Government bonds	116,206
Municipal bonds	530,675
Corporate bonds	1,116,516
Stocks	1,919,063
Foreign securities	839,011
Other securities	34,715
Loans:	757,797
Policy loans	25,887
General loans	731,909
Real estate and equipment:	306,376
Land	100,119
Buildings	174,922
Equipment	30,543
Construction in progress	791
Other assets:	334,717
Premiums receivable	3,798
Home agents' balances	82,253
Foreign agents' balances	2,361
Due from other home insurance companies for co-insurance	6,929
Due from other home insurance companies for reinsurance	61,698
Due from foreign insurance companies for reinsurance	23,237
Agency business receivable	516
Accounts receivable	10,529
Accrued income receivable	22,025
Deposits	29,234
Deposits with the Japan Earthquake Reinsurance Company	47,923
Suspense payments	38,660
Financial instruments	3,857
Loss resulting from deferred hedges	1,001
Other assets	690
Return of payment acceptance account:	569,505
Reserve for bad debts:	- 25,707
Reserve for investment loss	- 8
Total Assets:	**6,897,755**

(Millions of yen)

Item	Amount
(Liabilities)	
Underwriting funds:	4,512,929
Outstanding claims	405,463
Underwriting reserve	4,107,466
Convertible bonds	85,098
Other liabilities:	150,437
Due to other home insurance companies for co-insurance	7,397
Due to other home insurance companies for reinsurance	44,506
Due to foreign insurance companies for reinsurance	20,310
Due to agency business	179
Accrued corporate taxes	5,298
Guarantee money	11,215
Deferred income	892
Accounts payable	34,221
Suspense receipts	17,473
Financial instruments	2,190
Gain resulting from deferred hedges	5,186
Other liabilities	1,565
Accrued retirement benefits:	163,190
Accrued bonuses for employees:	10,685
Reserve for loss on sales of credit:	1,619
Reserve for loss on investments in real estate	1,220
Reserve for price fluctuation:	20,429
Deferred tax liabilities	120,132
Payment acceptance account:	569,505
Total Liabilities:	**5,635,248**
(Stockholders' Equity)	
Share capital:	128,476
Legal reserves:	118,032
Legal capital reserve	81,991
Legal earned reserve	36,040
Retained earnings:	347,936
Appropriated retained earnings	307,339
(Special reserve)	90,600
(Reserve for dividend)	66,400
(Reserve for officers' retirement allowance)	1,400
(Special reserve for policyholders)	146,900
(Reserve for overseas investment loss)	7
(Special reserve for amortization)	1,341
(Reserve for advanced depreciation)	609
Unappropriated retained earnings	40,597
(Net income for the year)	16,445
Deference after evaluation	679,664
[Treasury stock]	- 11,603
Total Stockholders' Equity	**1,262,507**
Total Liabilities and Stockholders' Equity:	**6,897,755**

(Notes)

1. Standard and method of evaluation for investment securities are as follows:

   (1) Evaluation of investment securities held to the maturities is carried at the depreciation cost method.

   (2) Evaluation of shares of subsidiaries and affiliated companies is carried at the cost method on a moving average cost basis.

   (3) Evaluation of marketable securities out of the other securities is carried at the market price method based on the market price as of the end of the business year.
   All amounts of the deference after evaluation are directly entered into capital account and any cost of sales of marketable securities is calculated based on the moving average cost method.

   (4) Evaluation of non-marketable securities out of the other securities is carried at the cost method or depreciation cost method on a moving average cost basis.

2. Evaluation of securities managed as trust assets in a money trust independently managed mainly for the purpose of securities investment, is carried at the market price method.

3. Evaluation of derivative transactions is carried at the market price method. Provided, however, that derivative transactions that fulfill requirements for transfer treatments permitted for exchange transactions are accounted for using transfer treatments, and derivative transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

4. Depreciation of real estate and movable property is computed by the declining balance method. However, buildings (excluding attached equipment) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

5. Assets and liabilities denominated in foreign currencies are translated into Japanese yen in accordance with the provisions of the Accounting Standards of Foreign Currency Transactions.

6. (1) The reserve for bad debts is provided for pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

   With respect to receivables from obligors who were known to have suffered from the collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into the collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of guarantee from the amount of receivables.

   With respect to receivables from obligors who were deemed highly possibly to fall into the collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of guarantee from the amount of receivables.

00119 5,000 2001.10 (新)

With respect to receivables other than those stated above, reserve is provided for by an amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

The division controlling the respective assets has carried out the appraisal of all assets based on the standards for self-appraisal of assets, the business inspection division independent of the relevant division has inspected the results of the above appraisal and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

(2) To provide for possible future losses on securities, the amount deemed necessary based on the Company's self-appraisal of assets is provided to reserve for investment loss.

(3) With respect to the accrued retirement benefits, an amount calculated based on the amounts estimated for retirement benefit liabilities and the pension fund at the end of the business year ended March 31, 2002 is stated in order to prepare for future payment of retirement benefits to employees.

Past service liabilities shall be accounted for as expenses by a straight line method for specified years less than the average years for the remaining service years of employees at the time of its accrual.

Difference resulting from actuarial calculation shall be accounted for as expenses from next business year (inclusive) by a straight line method for specified years less than the average years for the remaining service years of employees at the time of its accrual.

(4) Accrued bonuses for employees are provided on the basis of an estimated amount payable at the end of the business year under review.

(5) The reserve for loss on sales of credit is made in an estimated amount of loss at the end of the business year under review to provide for possible loss that might be incurred in the future due to a drop in the value of real estate securing debts sold to Cooperative Credit Purchasing Company, Ltd.

(6) Reserve for loss on investments in real estate is made in an estimated amount of loss at the end of the business year, which is prepared to be paid for possible losses incurred in connection with investment transactions of real estate.

7. The reserve for price fluctuation is made to provide for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

8. Deferred hedges are applied to share option transactions which are to be entered into in order to hedge share price fluctuations in connection with holding of shares. Exceptional treatments of deferred hedges or interest rate swaps are applied to the interest rate swap transactions which are to be entered into in order to hedge cash flow fluctuations of loans and bonds due to fluctuations in interest rates.
The effectiveness of hedging is judged every six-month period based on comparisons between hypothetical total of market fluctuations or cash flow fluctuations concerned with the hedging and total market fluctuations and cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Provided, however, that hedging transactions in which it is apparent that a high correlation is recognized between a hedging and the hedging vehicle and hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps, are excluded from hedging effectiveness evaluation.

00119 5,000 2001.10 (新)

9. Consumption tax, etc. is accounted under the tax exclusive method except that consumption tax relating to loss adjustment expense, operating expenses and general and administrative expenses is accounted under the tax inclusive method. Nondeductible consumption tax in respect of assets is included in suspense payments and amortized in equal installments over a period of five years.

10. Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

11. (1) Among loans receivables, receivables from insolvent obligors are ¥5,501 million and receivables in delay are ¥14,743 million.

Receivables from insolvent obligors mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (1965 Government Ordinance No. 97) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

Receivables in delay mean loans receivables other than those from insolvent obligors and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in obligors.

(2) Among loans receivables, receivables in arrears for three months or more amounts to ¥742 million.

Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from insolvent obligors or receivables in arrears.

(3) Among loans receivables, receivables to which eased loan conditions were granted amount to ¥12,915 million.

Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from insolvent obligors, receivables in delay or receivables in arrears for three months or more.

(4) Total of receivables from insolvent obligors, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥33,903 million.

12. The accumulated amount of depreciation of buildings and equipment and movable assets is ¥267,693 million and the deferred profit on sales of properties with reduction of acquisition costs of other properties is ¥23,732 million.

13. Net income per share for the business year under review is ¥14.74.

14. Net assets prescribed for in Section 1-6, Article 290 of the Commercial Code of Japan amount to ¥677,101 million.

15. The total receivables from subsidiaries amount to ¥8,351 million and the total payables to subsidiaries amount to ¥3,064 million.

Mitsui Sumitomo Insurance Co.,Ltd.

00119 5,000 2001.10 (新)

16. The carrying value of the investments in subsidiaries is ¥[illegible] million.

17. Collateralized assets are in the amount of ¥6,719 million of investment securities.

18. Investment securities loaned by the agreement of loan for consumption in the aggregate amount of ¥76,882 million are included in government bonds, bonds and foreign securities

19. Matters relating to retirement benefits are as follows:

(1) Retirement benefit liabilities and the details thereof:

Retirement benefit liabilities	- 317,833 million
Pension fund	147,000 million
Unfunded retirement benefit liabilities	- 170,832 million
Unrecognized difference on actuarial calculation	26,694 million
Unrecognized past service liabilities	-19,052 million
Accrued retirement benefits	- 163,190 million

(2) Basis for calculation of retirement benefit liabilities, etc.

Distribution method of estimate amount of retirement benefits during the business year:	Straight-line method
Discount rates	2.50%
Expected rates for gains from operation	4.07%
Years for amortization of past service liabilities	4 years
Years for amortization of difference on actuarial calculation	10 years

20. The aggregate amount of deferred tax assets amounts to ¥276,262 million, and the aggregate amount of deferred tax liabilities amounts to ¥386,661 million. An amount deducted as a reserve for evaluation from deferred tax assets amounted to ¥9,733 million.

Deferred tax assets consist of ¥142,584 million of underwriting reserve, ¥53,268 million of accrued retirement benefits, ¥24,171 million of investment securities and ¥14,332 million of software.

Deferred tax liabilities consist principally of ¥383,973million represented by both other investment securities and a difference resulting from evaluation of monetary claims bought which was treated by the same method applied to other investment securities.

21. The Company has extended a guarantee in the amount of ¥27,956 million in connection with the insurance underwritten by its subsidiaries.

22. As from the business year under review (inclusive), the prescribed form for a balance sheet is revised owing to an amendment to the Enforcement Regulations of the Insurance Business Law. "Treasury Stock" used to be shown in "Assets" hitherto is appeared at the end of "Stockholders' Equity".

23. Any portion of an amount less than the unit stated is disregarded.

00119 5,000 2001.10 (新)

Attached Document (3)

INCOME STATEMENT

(From: April 1, 2001)
(To: March 31, 2002)

(Millions of yen)

Item	Amount
Ordinary Income and Expenses:	
Ordinary Income	1,363,288
Underwriting income:	1,284,936
Net premiums written	889,361
Deposit premiums from policyholders	210,145
Investment income on deposits by policyholders, etc.	52,638
Reversal of underwriting reserve	132,243
Exchange gain	504
Other underwriting income	43
Investment income:	75,211
Interest and dividends received	91,571
Gain on money trust operation	1,357
Gain on sales of securities	30,775
Profit on redemption of securities	1,402
Exchange gain	1,588
Other investment income	1,154
Transfer to investment income on deposits by policyholders, etc.	- 52,638
Other ordinary income:	3,139
Ordinary Expense	1,313,434
Underwriting expenses:	1,110,235
Net claims paid	481,624
Loss adjustment expense	44,007
Commission and brokerage expenses	156,230
Maturity refunds to policyholders	403,098
Dividends to policyholders	271
Provision for preparation payment	24,749
Other underwriting expenses	254
Investment expenses:	22,467
Loss on money trust operation	2,718
Loss on sales of securities	2,278
Loss on valuation of securities	15,910
Loss on redemption of securities	38
Expenses for financial instruments	765
Other investment expenses	756

00119 5,000 2001.10 (新)

Operating expenses and general and administrative expenses:	178,496
Other ordinary expenses:	2,233
Interest paid	795
Loss from bad debts	0
Other ordinary expenses	1,437
Ordinary Profit	49,853

Extraordinary Income and Losses:

Extraordinary income:	2,212
Gain on sales of assets other than securities	1,062
Other extraordinary income	1,150
Extraordinary losses:	28,929
Loss on sales of assets other than securities	2,480
Provision for reserve for price fluctuation	2,712
Other extraordinary losses	23,735
Income for the year before income taxes	23,137
Income taxes	5,361
Adjustment of income taxes	1,329
Net income for the year	16,445
Unappropriated retained earnings brought forward from the previous year	7,016
Amount received from unappropriated retained earnings due to the merger	17,134
Unappropriated retained earnings at the end of the year	40,597

(Notes)

1. Total income arising from transactions with subsidiaries amounts to ¥11,123 million and total expenses amount to ¥32,987 million.
2. (1) The breakdown of net premiums written is as follows:

Premium income		¥1,051,536 million
Reinsurance premiums ceded		¥162,174 million
	(deducted)	¥889,361 million

(2) The breakdown of net claims paid is as follows:

Claims paid		¥612,851 million
Claims recovered by reinsurance		¥131,227 million
	(deducted)	¥481,624 million

(3) The breakdown of commission and brokerage expenses is as follows:

Commission and brokerage expenses		¥168,130 million
Reinsurance commissions		¥11,900 million
	(deducted)	¥156,230 million

00119 5,000 2001.10 (新)

(4) The breakdown of interest and dividends received is as follows:

Interest on deposits in banks	¥1,700 million
Interest on call loans	¥0 million
Interest on purchase *gensaki* account	¥4 million
Interest on monetary claims bought	¥75 million
Interest on and dividends from securities	¥67,642 million
Interest on loans	¥14,380 million
Rent on real estate	¥6,808 million
Other interest	¥958 million
Total	¥91,571 million

3. The total amount of the loss and profit of the evaluation in "Gain on money trust operation" and "Loss on money trust operation" results in a loss amounting to ¥1,120 million. The total amount of the loss and profit of the evaluation in "Financial instruments" results in a profit amounting to ¥291 million.

4. "Other extraordinary income" includes the reversal of reserve for bad debts amounting to ¥1,098 million, the reversal of reserve for investment losses amounting to ¥14 million and the reversal of reserve for loss on sale of credits amounting to ¥36 million, respectively.

5. "Other extraordinary losses" includes the expenses for merger amounting to ¥23,336 million, evaluation losses of the buildings and the construction in progress amounting to ¥132 million arising out of substantial reduction of the market prices, as well as expenses arising from the business transfer from overseas branch(es) to overseas subsidiary(ies) amounting to ¥266 million, respectively.

6. The expenses for retirement benefits, which were provided as "Loss adjustment expense" and "Operating expenses and general administrative expenses" amount to ¥12,333 million and the details thereof are set forth below:

Service costs:	¥10,853 million
Interest expense:	¥6,759 million
Expected investment income:	- ¥4,413 million
Expenses disposed of actuarial difference	¥976 million
Expenses for past service liabilities:	- ¥1,843 million
Total:	¥ 12,333 million

7. The statutory effective tax rate for the business year under review is 36.1%. The rate of tax, including but not limited to corporate tax, after application of the tax effect accounting, is 28.9%. The deference between the two percentages derives principally from no addition of dividends receivable to taxable income in the amount of 15.9%, increase in reserve for evaluation in the amount of 3.8% and no addition of socializing costs to taxable expenses in the amount of 3.8%.

8. Any portion of amount less than the unit stated is disregarded.

00119 5,000 2001.10 (新)

PROPOSAL OF PROFIT APPROPRIATION

Item	Amount
Unappropriated retained earnings at the end of year:	**¥40,597,295,717**
Transfers from appropriated retained earnings:	164,042,007
Reserve for overseas investment loss	220,660
Special reserve for amortization	159,321,197
Reserve for advanced depreciation	4,500,150
Total	**¥40,761,337,724**
Appropriations:	**¥18,933,790,908**
Legal earned reserve	2,300,000,000
Dividends (Regular dividend: ¥7.50 per share)	10,949,790,908
Officers' bonuses	84,000,000
Transfers to appropriated retained earnings:	5,600,000,000
(Special reserve)	(2,800,000,000)
(Reserve for dividend)	(800,000,000)
(Special reserve for policyholders)	(2,000,000,000)
Balance carried forward to next year:	**¥21,827,546,816**

(Note) "Officers' bonuses" means bonuses to the Directors only.

00119 5,000 2001.10 (新)

Attached Document (5)

COPY OF INDEPENDENT AUDITORS' REPORT

AUDIT REPORT

May 14, 2002

To: Mr. Hiroyuki Uemura
President and Director
Mitsui Sumitomo Insurance Co., Ltd.

Shin Nihon & Co.

Kenichi Takahashi (seal)
Representative Partner and
Engagement Partner
Certified Public Accountant

Kenji Yumoto (seal)
Representative Partner and
Engagement Partner
Certified Public Accountant

Asahi & Co.

Kenji Itou (seal)
Representative Partner and
Engagement Partner
Certified Public Accountant

Takaaki Miura (seal)
Representative Partner and
Engagement Partner
Certified Public Accountant

We have audited the balance sheet, the income statement, the business report (limited to matters concerning accounting), the proposal of profit appropriation, and the schedules related to the financial statements (limited to matters concerning accounting) of Mitsui Sumitomo Insurance Co., Ltd. for the 85th business year from April 1, 2001 to March 31, 2002 for the purpose of reporting under the provisions of Article 2 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha. With respect to the aforementioned business report and the schedules related to the financial statements, our audit was limited to those matters based on the accounting records of the Company and its subsidiaries.

Our audit was made in accordance with generally accepted auditing standards and, accordingly, included the auditing procedures normally considered necessary. Such procedures included the auditing procedures for the Company's subsidiaries with respect to which we carried out as we considered it necessary.

The figures stated in 2. business results and summary of financial conditions of the business report above for and prior to the business year commencing April 1, 2000 are prepared in accordance with the accounting record audited by Shin Nihon & Co.

00119 5,000 2001.10 (新)

As a result of auditing, our opinions are that:

(1) the balance sheet and the income statement present fairly the status of assets and earnings of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company,

(2) the business report, as far as the accounting data included in such report are concerned, presents fairly the status of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company,

(3) the proposal of profit appropriation has been prepared in conformity with laws, ordinances and the Articles of Incorporation of the Company, and

(4) the schedules related to the financial statements, as far as the accounting data included in such schedules are concerned, have been prepared in conformity with the provisions of the Commercial Code.

The audit corporations or these engagement partners have no financial interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

- End -

00119 5,000 2001.10 (新)

COPY OF BOARD OF CORPORATE AUDITORS' REPORT

AUDIT REPORT

This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 85th business year from April 1, 2001 to March 31, 2002, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1. Scope of Audit

Each Corporate Auditor, subject to, *inter alia*, the audit policy and scheme set up by the Board of Corporate Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and other officers reports on the business, perused the documents whereby the important decisions were made, examined business and financial conditions at the head office and the principal offices and received from the subsidiaries reports on the business, as necessary. In addition, we received from the Independent Auditors, from time to time, reports on audit and examined the accounting statements and attached schedules.

In addition to the method of audit mentioned above, with respect to transactions between Directors acting on their own behaves and the companies which businesses are competitive to the Company and transactions between Directors and the Company in which interests in both parties are contradictory, we referred the matters in question to Directors. We examined the provision, free of charge, of profits conducted by the Company in detail by receiving reports from the Directors pursuant to the arrangements set up in advance. As for transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company, and acquisition and disposal of its own shares, we each examined the circumstances of such transactions.

2. Result of Audit

(1) We confirm that the method and the result of audit made by Shin Nihon & Co., Independent Auditor and Asahi & Co., Independent Auditors, are fair.

(2) We confirm that the business report is presented in conformity with the relevant laws and ordinances as well as the Articles of Incorporation of the Company, and presents fairly the position of the Company.

(3) We confirm that the proposal of profit appropriation is acceptable in consideration of the status of the Company's assets and other circumstances and there is nothing to be pointed out.

(4) We confirm that the schedules related to the financial statements present fairly the matters to be stated and there is nothing to be pointed out.

(5) We confirm that there is nothing to be pointed out concerning illegal acts or facts which are in violation of the laws and ordinances or the Articles of Incorporation in the course of the performance of their duties by the Directors including the performance of their duties for subsidiaries.
We confirm that there is no illegal acts of Directors with respect to transactions between Directors acting on their behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in

both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of its own shares.

May 17, 2002

The Board of Corporate Auditors of
Mitsui Sumitomo Insurance Co., Ltd.

Goro Gunji (seal)
Standing Corporate Auditor (Full-time)

Kazuho Tanaka (seal)
Standing Corporate Auditor (Full-time)

Satoru Ohno (seal)
Standing Corporate Auditor (Full-time)

Kenichi Kamiya (seal)
Corporate Auditor

Akira Nishioka (seal)
Corporate Auditor

(Note) Messrs. Kenichi Kamiya and Akira Nishioka are outside Corporate Auditors prescribed in Section 1, Article 18 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

- End -

Reference Document Concerning

Exercise of Voting Rights

1. Total number of voting rights held by all shareholders: 1,446,284

2. Items of business and reference matters:

First Item: Approval of Proposal of Profit Appropriation for the 85th business year

Profit Appropriation is proposed as stated in the Attached Document (4).

The Company's proposal to make a profit appropriation reflects its desire to make an effort to continue to pay a consistent amount of dividends, having taken into account setting aside sufficient reserves as well as having taken into consideration the future business development and changes in the operating environment.

The Company proposes that dividends for the year under review be ¥7.50 per share.

It is proposed that the officers' bonus as a group for the business year amount to ¥84 million (all amounts are payable to Directors for their remuneration).

Second Item: Acquisition of treasury stock

It is proposed that the Company be able to acquire its own shares to the extent of eight million (8,000,000) shares of common stock with an acquisition value in the aggregate amount of ¥6.5 billion during the period from the close of this ordinary general meeting of shareholders in 2002 to the close of the next ordinary general meeting of shareholders in 2003 pursuant to the provisions of Article 210 of the Commercial Code of Japan, enabling the Company to implement more flexible and active capital policies.

Third Item: Partial amendments to the Articles of Incorporation

1. Reason for amendments:

(1) Due to the enforcement of the "Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan" (Law No. 79, 2001) as of October 1, 2001, amendments to the current Articles of Incorporation, which include the deletion of Article 5 relating to par-value shares, the introduction of unit share system (*tan-gen kabu*) and the amendment in the provisions relating to non-issuance of share certificates of shares constituting less than one unit (1 *tan-gen*) (which will be established under Article 6) will be made. In addition, necessary changes will be made to the provisions relating to Transfer Agent and Share Handling Regulations (Article 9 and Article 10 of the current Articles of Incorporation), and Election of Directors and Corporate Auditors (Article 17 and Article 28 of the current Articles of Incorporation).
Furthermore, due to the abolishment of "Law regarding the Special Exception of the Commercial Code of Japan concerning the Procedures for Retirement of Shares" (Law No. 55, 1997), Article 7 (Cancellation of Shares) of the current Articles of Incorporation will be deleted.

(2) Due to the enforcement of the "Law regarding the Partial Amendments to the Commercial Code, etc. of Japan" (Law No. 128, 2001) as of April 1, 2002,

necessary changes will be made to provisions relating to Record Date and Payment of Dividends (Article 11 and Article 38 of the current Articles of Incorporation), in order to clearly define that the Company is able to prepare shareholders' register as electronic data inside the Company.

(3) Due to the enforcement of the "Law regarding the Partial Amendments to the Commercial Code of Japan and the "Commercial Code Special Measures Law concerning Audit, etc. of *Kabushiki Kaisha*" (Law No. 149, 2001) as of May 1, 2002, the provisions relating to the term of Corporate Auditors prescribed in Article 29 will be changed.
In addition, the Supplement will be newly established in order to clearly define the term of Corporate Auditors pursuant to the interim measure provided in the Supplement of Article 7 of the "Law regarding the Partial Amendments to the Commercial Code of Japan and the "Commercial Code Special Measures Law concerning Audit, etc. of *Kabushiki Kaisha*". At the same time, the provision relating to the time of the deletion of such Supplement will be newly established.
As a result of the deletion of Article 7 of the current Articles of Incorporation, Articles after Article 8 of the current Articles of Incorporation will be renumbered.

2. Details of amendments
Details of the proposed amendments are as follows.

Comparison between Present Articles of Incorporation
and Proposal for Amendments to the Articles of Incorporation

(Parts proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed amendment
(Total Number of Shares to be issued by the Company <u>and Amount of Par Value per Share</u>) Article 5. 1 The total number of shares to be issued by the Company shall be Three Billion (3,000,000,000) shares, and <u>they shall all be shares with par value</u>; provided, however, that in the event that any share is canceled, the number of shares to be issued shall be reduced accordingly. <u>2 The par value of each par value per share shall be Fifty Yen (¥50).</u>	(Total Number of Shares to be issued by the Company) Article 5. 1 The total number of shares to be issued by the Company shall be Three Billion (3,000,000,000) shares. Provided, however, that in the event that any share is canceled, the number of shares to be issued shall be reduced accordingly. (To be deleted)
(The Number of Shares per <u>Unit (1 *tan-i*)</u>) Article 6. The number of shares of the Company per <u>unit (1 *tan-i*)</u> shall be One Thousand (1,000). (To be newly established)	(The Number of Shares per <u>Unit (1 *tan-gen*) and Non-Issuance of Share Certificate of Shares Constituting Less Than One Unit (1 *tan-gen*)</u>) Article 6. 1. The number of shares of the Company per unit (1 *tan-gen*) shall be One Thousand (1,000). <u>2. The Company shall not issue any share certificates of shares constituting less than one unit (1 *tan-gen*), unless otherwise provided by the Share Handling Regulations.</u>
<u>(Cancellation of Shares)</u> <u>Article 7.</u> <u>The Company shall, upon the resolution of the Board of Directors, be entitled to acquire its shares to the extent of Seventy-Five Million (75,000,000) shares for the purpose of the cancellation of shares by way of using profits</u>	(To be deleted)

on and after June 29, 2001.	
Article 8. (Provision omitted)	Article 7. (Same as Article 8. of the current Articles of Incorporation)
(Transfer Agent) Article 9. 1 (Provision omitted) 2 (Provision omitted) 3 The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) of the Company shall be kept at the office of the transfer agent. The registration of transfer of shares, purchase of shares constituting less than one unit (1 *tan-i*) and other matters concerning shares shall be handled by the transfer agent instead of by the Company.	(Transfer Agent) Article 8. 1 (Same as Section 1, Article 9. of the current Articles of Incorporation) 2 (Same as Section 2, Article 9. of the current Articles of Incorporation) 3 The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) of the Company shall be kept at the office of the transfer agent. The registration of transfer of shares, purchase of shares constituting less than one unit (1 *tan-gen*) and other matters concerning shares shall be handled by the transfer agent instead of by the Company.
(Share Handling Regulations) Article 10. The procedures, fees, etc. concerning registration of transfer of shares, purchase of shares constituting less than one unit (1 *tan-i*) and other matters relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors.	(Share Handling Regulations) Article 9. The procedures, fees, etc. concerning registration of transfer of shares, purchase of shares constituting less than one unit (1 *tan-gen*) and other matters relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors.
(Record Date) Article 11. 1 The Company shall regard the shareholders (including the substantial shareholders; the same shall be applied hereinafter) whose names are entered in the last shareholders' register as of 31st March of each year as the shareholders entitled to voting rights at the ordinary general meeting of shareholders concerning the relevant business year. 2 In addition to the provisions of the preceding paragraph, whenever necessary, upon resolution of the Board of Directors and the giving of public notice thereof in advance, shareholders or registered pledgees whose names are entered in the last shareholders' register as of a specified date shall be the shareholders or registered pledgees entitled to voting rights.	(Record Date) Article 10. 1 The Company shall regard the shareholders (including the substantial shareholders; the same shall be applied hereinafter) whose names are entered or recorded in the last shareholders' register as of 31st March of each year as the shareholders entitled to voting rights at the ordinary general meeting of shareholders concerning the relevant business year. 2 In addition to the provisions of the preceding paragraph, whenever necessary, upon resolution of the Board of Directors and the giving of public notice thereof in advance, shareholders or registered pledgees whose names are entered or recorded in the last shareholders' register as of a specified date shall be the shareholders or registered pledgees entitled to voting rights.
Article 12. ~ Article 16. (Provisions omitted)	Article 11. ~ Article 15. (Same as Article 12. ~ Article 16. of the current Articles of Incorporation)
(Appointment) Article 17. 1 (Provision omitted) 2 The presence of shareholders holding one-third (1/3) or more of the total number of the issued and outstanding shares shall be required for a resolution for the election of Directors. 3 (Provision omitted)	(Appointment) Article 16. 1 (Same as Section 1, Article 17 of the current Articles of Incorporation) 2 The presence of shareholders holding one-third (1/3) or more of the voting rights owned by all shareholders shall be required for a resolution for the election of Directors. 3 (Same as Section 3, Article 17 of the current Articles of Incorporation)

Article 18. ～ Article 27. (Provisions omitted)	Article 17. ～ Article 26. (Same as Article 18. ～ Article 27. of the current Articles of Incorporation)
(Appointment) Article 28. 1 (Provision omitted) 2 The presence of shareholders holding one-third (1/3) or more of the total number of the issued and outstanding shares shall be required for a resolution for the election of Corporate Auditors.	(Appointment) Article 27. 1 (Same as Section 1, Article 28 of the current Articles of Incorporation) 2 The presence of shareholders holding one-third (1/3) or more of the voting rights owned by all shareholders shall be required for a resolution for the election of Corporate Auditors.
(Term of Office) Article 29. The term of office of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within three years following their assumption of office.	(Term of Office) Article 28. The term of office of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within four years following their assumption of office.
Article 30. ～ Article 37. (Provisions omitted)	Article 29. ～ Article 36. (Same as Article 30. ～ Article 37. of the current Articles of Incorporation)
(Payment of Dividends) Article 38. 1 Dividends shall be paid to shareholders or registered pledgees who are registered as such on the last register of shareholders on March 31st of each year. 2 (Provision omitted) 3 (Provision omitted) 4 (Provision omitted)	(Payment of Dividends) Article 37. 1 Dividends shall be paid to shareholders or registered pledgees who are registered or recorded as such on the last register of shareholders on March 31st of each year. 2 (Same as Section 2, Article 38. of the current Articles of Incorporation) 3 (Same as Section 3, Article 38. of the current Articles of Incorporation) 4 (Same as Section 4, Article 38. of the current Articles of Incorporation)
(To be newly established)	Supplement Notwithstanding the provision of Article 28, the term of office of Corporate Auditors who are in office before the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the first settlement term after May 1, 2002 shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within three years following their assumption of office. This Supplement shall be deleted upon resignation of all Corporate Auditors prescribed in this Supplement.

00119 5,000 2001.10 (新)

Fourth Item: Election of sixteen (16) Directors

The term of office of all the Directors (18 Directors) will expire at the close of this ordinary general meeting of shareholders. It is proposed that sixteen (16) Directors be elected.

Candidates for Directors are as follows:

Candi-date No.	Name (Date of birth)	Resume		Number of shares of the Company owned
1	Takeo Inokuchi (April 9, 1942)	April 1965	Entered the Company	42,000 shares
		April 1990	General Manager of Non-Marine Underwriting Dept.	
		April 1991	General Manager of Non-Marine Products Planning Dept.	
		June 1993	Director, General Manager of Non-Marine Products Planning Dept.	
		June 1994	Managing Director	
		April 1996	President	
		June 2000	Chief Executive Officer, Chairman, President	
		Oct. 2001	Chairman, Chief Executive Officer (present)	
2	Hiroyuki Uemura (Jan. 23, 1942)	April 1965	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	58,149 shares
		June 1987	General Manager of Secretariat & Corporate Planning Dept.	
		June 1991	Director, General Manager of Secretariat & Corporate Planning Dept.	
		June 1992	Director, General Manager of Tokyo Regional Headquarters	
		June 1994	Managing Director, General Manager of Marketing Promotion Dept.	
		June 1995	Managing Director	
		June 1997	Senior Managing Director	
		Jan.. 1998	Senior Managing Director, General Manager of Risk Management Planning Group	
		June 1998	President	
		June 2000	President, Chief Executive Officer	
		Oct. 2001	President, Chief Executive Officer, the Company (present)	
3	Mutsuo Hayashi (Jan.. 8, 1940)	April 1962	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	55,926 shares
		Feb. 1985	General Manager of Hiroshima Branch	
		Feb. 1987	General Manager of Personnel Dept.	
		June 1989	Director, General Manager of Personnel Dept.	
		June 1991	Managing Director, General Manager of First Metropolitan Regional Headquarters	
		June 1992	Managing Director, General Manager of First Metropolitan Regional Headquarters & General Manager of Second Metropolitan Regional Headquarters	
		June 1994	Managing Director	
		Dec. 1995	Senior Managing Director	
		June 1997	Executive Vice President	
		June 2000	Executive Vice President, Vice President Executive Officer	
		Oct. 2001	Executive Vice President, Vice President Executive Officer, the Company (present)	

00119 5,000 2001.10 (新)

4	Takashi Kawahara (Jan. 2, 1940)	April 1963 April 1988 Aug. 1988 June 1991 June 1994 June 1995 June 1996 Oct. 1996 Dec. 1996 April 1997 Jan. 1998 June 1998 Oct. 1998 June 1999 April 2000 June 2000 Oct. 2001	Entered the Company General Manager of General Affairs Dept. of Metropolitan Area Div. II General Manager of Corporate Planning Dept. Director, General Manager of Personnel Dept. Managing Director, General Manager of Personnel Dept. Managing Director Executive Director Executive Director, General Manager of Secretariat Executive Vice President, General Manager of Secretariat Executive Vice President Executive Vice President, Senior General Manager of Underwriting Div. Executive Vice President, Senior General Manager of Underwriting Div. & Chief Information Officer Executive Vice President, Senior General Manager of Underwriting Div. & Senior General Manager of Information Technology Div. Executive Vice President, Chief Information Officer and Chief Human Resource Officer, Senior General Manager of Underwriting Div. & Senior General Manager of Information Technology Div. Executive Vice President Senior Executive Officer, Executive Vice President Executive Vice President, Vice President Executive Officer (present)	36,000 shares
5	Takeshi Kurioka (Dec. 18, 1945)	April 1968 Feb. 1990 June 1995 June 1997 June 2000 Oct. 2001	Entered the Company General Manager of Secretariat Director, General Manager of Corporate Production Dept. III Managing Director, Senior General Manager of Osaka Corporate Clients Div. Executive Officer Senior Executive Officer, General Manager of Osaka Commercial Business Division 2nd (present)	34,000 shares
6	Sanpei Nozaki (Jan. 29, 1944)	April 1967 Feb. 1990 June 1992 June 1994 Feb. 1997 June 1997 April 1998 June 1999 June 2000 Oct. 2001	Entered The Sumitomo Marine and Fire Insurance Co., Ltd. General Manager of Sendai Branch General Manager of Marketing Promotion Dept. Director, General Manager of First Production Dept. of Osaka Head Office Director, General Manager of System Planning Dept. Managing Director, General Manager of System Planning Dept. Managing Director, General Manager of Information Systems Dept. Managing Director Managing Director, Managing Executive Officer Senior Managing Director, Senior Executive Officer, the Company (present)	30,463 shares

7	Takazumi Kanai (May 9, 1941)	April 1965 April 1989 June 1991 April 1993 June 1995 June 1996 June 1997 June 1999 April 2000 June 2000 Oct. 2001	Entered the Company General Manager of Europe & Africa Dept. General Manager of Corporate Production Dept. IV General Manager of International Dept. Director, General Manager of International Dept. Managing Director Managing Director, Senior General Manager of Asian Div. Managing Director, Senior General Manager of Tokyo Corporate Clients Div. Managing Director, Chief Human Resource Officer, Senior General Manager of Tokyo Corporate Clients Div. Managing Officer, Managing Director, Senior General Manager of Tokyo Corporate Clients Div. & Chief Human Resource Officer Managing Director, Managing Executive Officer, General Manager of Tokyo Commercial Business Div. 1st (present)	43,100 shares
8	Yoshiaki Shin (November 4, 1945)	April 1968 June 1990 Oct. 1990 June 1992 June 1995 June 1998 June 1999 June 2000 June 2000 Oct. 2001	Entered The Sumitomo Marine and Fire Insurance Co., Ltd. General Manager of Second Production Dept. of Osaka General Manager of Second Production Dept. of Osaka Head Office General Manager of Secretariat & Corporate Planning Dept. Director, General Manager of Secretariat & Corporate Planning Dept. Managing Director Managing Director, General Manager of Kanto & Koshinetsu Regional Headquarters Managing Director, General Manager of Risk Management Planning Group & General Manager of Kanto & Koshinetsu Regional Headquarters Managing Director, Managing Executive Officer, General Manager of Risk Management Planning Group & General Manager of Kanto & Koshinetsu Regional Headquarters Managing Director, Managing Executive Officer, the Company (present)	71,961 shares
9	Atsushi Watamura (July 26, 1945)	April 1968 June 1991 June 1992 June 1995 June 1997 June 2000 Oct. 2001	Entered The Sumitomo Marine and Fire Insurance Co., Ltd. General Manager of Corporate Marketing Dept. General Manager of Sendai Branch General Manager of Marketing Promotion Dept. Director, General Manager of Marketing Promotion Dept. Managing Director, Managing Executive Officer, General Manager of Marketing Promotion Dept. Managing Director, Managing Executive Officer, General Manager of Hokuriku Div., the Company (present)	22,083 shares
10	Ken Ebina (Oct. 20, 1946)	April 1970 June 1992 June 1995 June 1997 June 2000 Oct. 2001	Entered The Sumitomo Marine and Fire Insurance Co., Ltd. General Manager of Yokohama Branch General Manager of Personnel Dept. Director, General Manager of Personnel Dept. Managing Director, Managing Executive Officer, General Manager of Personnel Dept. Managing Director, Managing Executive Officer, the Company (present)	22,827 shares

11	Tadao Iso (Nov. 5, 1943)	April 1966 Entered the Company April 1990 General Manager of Saitama-Higashi Branch of Saitama Area Div. April 1992 General Manager of Savings-Type Insurance Dept. June 1994 General Manager of Non-Marine Underwriting Dept. April 1996 General Manager of Commercial Marketing Dept. April 1997 General Manager of Automobile Underwriting Dept. Jan. 1998 General Manager of Underwriting Div., General Manager of Automobile Underwriting Dept. April 1999 Associate Director, Assistant Senior General Manager of Underwriting Div. June 1999 Director, Senior General Manager of Hokuriku Area Div. & Assistant Senior General Manager of Underwriting Div. April 2000 Director, Senior General Manager of Hokuriku Area Div. June 2000 Officer, Senior General Manager of Asian Div. April 2001 Officer, Senior General Manager of Asian Div. & General Manager of Philippines Dept. of Asian Div. Oct. 2001 Managing Director, Managing Executive Officer, General Manager of Asia Div. (present)	21,000 shares
12	Yasuo Tsutsumi (Feb.10,1947)	April 1970 Entered The Sumitomo Marine and Fire Insurance Co., Ltd. Feb. 1993 General Manager for Credit Guarantee Insurance of Fire & Casualty Dept April 1994 General Manager of Marketing Dept. of Osaka Head Office June 1997 General Manager of Long Term Insurance Dept. Feb. 1998 General Manager of Automobile Dept. June 1998 Director, General Manager of Automobile Dept. June 2000 Executive Officer, General Manager of Automobile Dept. Oct. 2001 Managing Director, Managing Executive Officer, the Company (present)	19,020 shares
13	Takashi Yamashita (July 7, 1946)	April 1969 Entered the Company Oct. 1998 General Manager of Financial Services Planning Dept. April 2000 General Manager of Corporate Planning Dept. June 2000 Officer, Director, General Manager of Corporate Planning Dept. Oct. 2001 Director, Executive Officer, Deputy General Manager of Financial Service Div. & General Manager of Financial Business Dept. of Financial Service Div. (present)	6,000 shares
14	Susumu Uchida (May 6, 1947)	April 1970 Entered the Company April 1993 General Manager of Nara Branch of Kansai Area Div. June 1993 General Manager of Nara Branch April 1995 General Manager of Niigata Branch June 1997 General Manager of Personnel Dept. June 2000 Officer, Director, General Manager of Personnel Dept. Oct. 2001 Director, Executive Officer, General Manager of Human Resources Dept. (present)	19,350 shares
15	Hiromi Asano (Dec. 13, 1950)	April 1973 Entered The Sumitomo Marine and Fire Insurance Co., Ltd. June 1995 General Manager of Sendai Branch April 1997 General Manager for Planning of Secretariat & Corporate Planning Dept. & General Manager of Business Rationalization Dept. June 1998 General Manager of Secretariat & Corporate Planning Dept. & General Manager of Business Rationalization Dept. Feb. 2000 General Manager of Integration Planning Dept. June 2000 Executive Officer, General Manager of Integration Planning Dept. Oct. 2001 Director, Executive Officer, General Manager of Corporate Planning Dept. (present)	11,816 shares

00119 5,000 2001.10 (新)

16	Kazuo Kondo (Dec. 27, 1950)	April 1973 June 1995 April 1996 Oct. 1996 June 1997 Aug. 1998 Oct. 2001	Entered the Company General Manager, Corporate Planning Dept. General Manager for Secretariat of Chairman of The Marine and Fire Insurance Association of Japan, Corporate Planning Dept. General Manager of Secretariat of Chairman of The Marine and Fire Insurance Association of Japan General Manager of Kitakanto-koushinetsu Underwriting Dept. of Kitakanto-koushinetsu Area Div. General Manager of Nagoya Corporate Production Dept. I of Nagoya Commercial Business Div. General Manager of Nagoya Commercial Production Dept. 1st of Nagoya Commercial Business Div. (present)	9,000 shares

(Note) The above candidate has no special interest in the Company.

Fifth Item: Election of two (2) Corporate Auditors

Mr. Fumio Yamamoto resigned as Corporate Auditor as of December 10, 2001 and Mr. Goro Gunji will resign as Corporate Auditor at the close of this ordinary general meeting of shareholders. You are hereby requested to elect two (2) Corporate Auditors.
The term of Messrs. Shutaro Kubo and Yuji Nishiyama who will assume their office of Corporate Auditors upon approval of this item, will expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within three years following their assumption of office, pursuant to the Article 7 of the Supplement of the "Law regarding the Partial Amendments to the Special Exception of the Commercial Code of Japan and the Audit, etc. of Kabushiki Kaisha" (No. 149, 2001).
This item has been approved by the Board of Corporate Auditors.

The candidates for Corporate Auditors are as follows:

Candi-date No.	Name (Date of birth)	Resume		Number of shares of the Company owned
1	Shutaro Kubo (Jan. 7, 1941)	April 1964	Entered the Company	40,000 shares
		June 1991	General Manager of Office Administration & Processing Dept.	
		June 1993	General Manager of Accounting Dept.	
		June 1995	Director, General Manager of Accounting Dept.	
		June 1996	Managing Director, General Manager of Accounting Dept.	
		July 1996	Managing Director, General Manager of Accounting Dept., Actuary	
		April 1997	Managing Director, Actuary	
		June 1997	Managing Director	
		April 1998	Managing Director, Senior General Manager of Investment Div.	
		June 1999	Managing Director, Chief Financial Officer, Senior General Manager of Investment Div.	
		April 2000	Managing Director, Chief Financial Officer, Senior General Manager of Financial Guarantee & Derivatives Div.	
		June 2000	Managing Officer, Managing Director, Senior General Manager of Financial Guarantee & Derivatives Dept.& Chief Financial Officer	
		Oct. 2001	Senior Managing Director, Senior Executive Officer (present)	
2	Yuji Nishiyama (Oct. 5, 1943)	April 1967	Entered The Sumitomo Marine and Fire Insurance Co., Ltd.	34,313 shares
		June 1990	General Manager of Investment Planning Dept.	
		June 1991	General Manager of Accounting Dept.	
		June 1996	General Manager of Accounting Dept., Actuary	
		June 1996	Director, General Manager of Accounting Dept., Actuary	
		Oct. 1999	Managing Director, General Manager of Accounting Dept., Actuary	
		June 2000	Managing Director, Managing Executive Officer, General Manager of Accounting Dept., Actuary	
		Sep. 2000	Managing Director, Managing Executive Officer, General Manager of Accounting Dept.	
		Oct. 2001	Managing Director, Managing Executive Officer, General Manager of Financial Service Div., the Company (present)	

(Note) The above candidates have no special interests in the Company.

Sixth Item: Presentation of retirement grants to retiring Directors and Corporate Auditors for their services.

It is proposed that the retirement grants to Messrs. Yuji Nishiyama who will resign as Directors at the close of the ordinary general meeting of shareholders and Mr. Fumio Yamamoto, who resigned as Corporate Auditor as at December 10, 2001 be paid in appreciation of their invaluable services to the Company during their respective terms of offices within reasonable amounts based on the specified standards of the Company.
Determination of the amounts, the date of presentation and procedures are requested to be entrusted to the Board of Directors in the case of retiring Directors and determination among Corporate Auditors in the case of retiring Corporate Auditors.

00119 5,000 2001.10 (新)

Résumés of the above persons are as follows:

Name	Résumé	
Yuji Nishiyama	Oct. 2001	Managing Director, Managing Executive Officer, General Manager of Financial Service Div., the Company (present)
Fumio Yamamoto	Oct. 2001 Dec. 2001	Standing Corporate Auditor, the Company Retired Standing Corporate Auditor

- End -

Notice regarding the Change in the Name of Certified Public Accountants of the Company

Century Ota Showa & Co., the certified public accountants to audit the Company's financial statements, changed its name to Shin Nihon & Co. as of July 1, 2001.

- End -

00119 5,000 2001.10 (新) (

(Reference) Solvency Margin Ratio

(Millions of yen)

(A) Total amount of solvency margins		2,297,119
	Total of Stockholders' equity (excluding predetermined outflows from the Company, deferred assets and unrecognized gain or loss on other securities)	571,808
	Reserve for price fluctuation	20,429
	Reserve for extraordinary risks	462,534
	Reserve for bad debts	10,058
	Unrecognized gain or loss on other securities (before tax effect deduction)	957,274
	Unrecognized gain or loss on land	87,151
	Method, etc. of procurement of liability capitals	--
	Item of deduction	1,170
	Other	189,032
(B) Total amount of risks $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4 + R_5$		429,681
	General underwriting risks (R_1)	68,579
	Expected interest rate risks (R_2)	6,017
	Asset management risks (R_3)	266,251
	Operation risks (R_4)	9,603
	Great disaster risks (R_5)	139,304
(B) Solvency margin ratio [(A)/{(B)x1/2}] x 100		1,069.2%

(Note) The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations for the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

<Solvency margin ratio>

・ While a non-life insurance company has provided for reserves in anticipation of payment of insurance money upon occurrence of insurable contingencies and repayment of deposits to policyholders, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk beyond normal expectations, such as disasters of great magnitudes and substantial decline in prices of the assets held by it.

・ Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins indicated as (A) above) to total amount of risks representing those risks beyond normal expectations (i.e., (B) in the above table).

・ Risks beyond normal expectations is indicated as a total amount of such risks as listed below:

① Underwriting risks: (General underwriting risks)	any such risks involved in insurable contingencies as may occur beyond normal expectations (excluding risks for disasters of great magnitude).
② Risks of expected interest rate: (Expected interest rate risks)	any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield expected at the time of the calculation of the premiums thereon.
③ Asset management risks: (Asset management risks)	any such risks as may occur as a result of fluctuating the prices of securities and other assets held being more than normal expectations.
④ Operation risks (Operation risks)	any risks other than those referred to in ① to ③ and ⑤ above that may occur in the operation of business beyond normal expectations.

⑤ Risks for great disaster (Great disaster risks)	Any risks involved in disasters of great magnitudes (such as the Great Kanto Earthquake, etc.) as may occur beyond normal expectations.

・ "Surplus payment such as capital and reserves held by a non-life insurance company" (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for extraordinary risks) and part of hidden profit of land.

・ The solvency martin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies, and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.

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